MEMORANDUM OF RESPONSES
FIRST CAPITAL INTERNATIONAL, INC.
FILE NO. 000-26271

FORM 10-KSB FOR FISCAL YEAR ENDING 12/31/2006

Consolidated Financial Statements

SEC Comment:

Report of Independent Registered Public Accounting Firm, page F-3

1.	It appears your independent registered public accounting firm has not signed the report. Please amend your filing to include the required signature. Refer to Rule 2-02 of Regulation S-X.

First Capital International, Inc. Response:

1.	In response to the Staff's comment, we have amended our Form 10-KSB for the fiscal year ending December 31, 2006, to provide the signature of our independent registered public accounting firm.

We hereby represent that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.